Exhibit 99.1

Nayax Enters Definitive Agreement to Acquire Retail Pro International

The acquisition extends Nayax’s global reach in attended retail while tripling our distribution network and adding 150K point of sale lanes

Nayax management will host an audio webcast today at 8:30 am ET

HERZLIYA, Israel, October 30, 2023 (Globe Newswire) — Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a global commerce enablement payments and loyalty platform designed to help merchants scale their business, today announced that it will acquire 100% of Retail Pro International (“Retail Pro”), a global leader in retail Point of Sale (“POS”) software with Tier 1 global brand names across the world. Once closed, the acquisition will meaningfully expand the scope of Nayax’s retail business and solutions to over 9,000 retailers with approximately 150,000 POS lanes in more than 100 countries, including access to an extensive, worldwide partner ecosystem of over 80 distributors.

The purchase price for the transaction represents an implied enterprise value of $36.5 million on a cash-free debt-free basis, to be paid partially in cash and the remainder in cash or equity, subject to certain earnout targets being met. Management expects that following the closing, the acquisition will be immediately accretive to net income. The closing is expected to be in Q4 2023, subject to the satisfaction of customary closing conditions.

“Throughout their 30+ year brand history, Retail Pro has built a full featured, flexible product, capable of handling the complex, global retail environment. This has resulted in their powerful brand recognition as a premier retail management solution for Tier 1 global retailers,” said Yair Nechmad, Nayax Chief Executive Officer and Chairman of the Board. “We are pleased to be joining forces with Retail Pro’s talented expert team. Our combined businesses, together with Retail Pro’s 80 distributors, will triple our access to the global attended retail market and create a powerful and complete solution with Nayax’s payment and loyalty platform. We believe this combined offering will result in an unrivalled value of innovative retail solutions.”

“We are pleased to be part of a great company like Nayax, which shares our dedication to continued product innovation and customer experience,” said Kerry Lemos, Chief Executive Officer of Retail Pro. “Over the years, customers have come to trust our robust technology platform to optimize their complex retail operations. As part of a larger, multinational organization, we can continue to deliver on that mission on a much larger scale. We look forward to working closely together with Nayax’s team, as this coalition represents an ideal fit and strong win for our customers, partners, and employees globally.”

Strategic and Financial Highlights

•
The global retail industry continues to benefit from embedded payment trends and strong demand for payments and POS systems. Global retailers continue to need multi-functional POS systems with management capabilities.

•	Retail Pro has decades of retail industry experience combined with global market expertise.

•	Immediately expands Nayax’s target addressable market and significantly increases our retail market penetration globally in new and faster growing regions.

•	Highly complementary to Nayax Retail existing technology solutions and aligns with our growth strategy to scale the retail business and rapidly expand our global footprint.

•	Retail Pro has built deep relationships with partners worldwide and has executed a go-to-market strategy that enables global reach and growth, while maintaining a low-cost sales and support structure.

•	Strong ability to cross-sell Nayax’s payment platform into Retail Pro’s large distributor and customer base.

•	Supports Nayax’s attractive financial profile, by adding diverse, global revenue sources consisting of license, professional services, subscription, and processing revenue.

•	Given the expected closing of the transaction in Q4 2023, we do not expect a material impact on 2023 revenue or Adjusted EBITDA.

Transaction Details

•	Both Nayax and Retail Pro have received unanimous approval by each company’s governing body for the transaction.

•
The purchase price for the transaction represents an implied enterprise value of $36.5 million on a cash-free debt-free basis. Nayax expects $2 million of deferred revenue to be treated as a reduction to the purchase price.

•
Purchase consists of an initial payment of approximately $20 million in cash at closing and the remainder, subject to certain earnout targets being met, paid over three years in either cash or equity as determined by Nayax.

•	Nayax expects to finance the initial payment with already committed bank financing.

•	For the fiscal year 2022, Retail Pro generated approximately $14 million in adjusted revenue and approximately $4 million in Adjusted EBITDA.

•	The proposed transaction is expected to deliver both revenue and cost synergies from optimizing the combined operations of Nayax Retail and Retail Pro.

•	The transaction is expected to close in Q4 2023, subject to the satisfaction of customary closing conditions.

Financial Guidance

Retail Pro’s impact on our fiscal year 2024 financials will not be discussed on today’s conference call. We look forward to providing 2024 guidance, including Retail Pro’s impact, on our earnings call in March 2024.

Advisors

Tiberius Capital Markets, a division of Arcadia Securities, is acting as financial advisor to Nayax. Reed Smith and Herzog Fox Neeman are serving as legal advisors to Nayax. Perkins Coie is serving as legal advisor to Retail Pro.

Webcast and Conference Call Details

Nayax management will host a live audio webcast today, October 30th at 8:30am ET to discuss the Retail Pro acquisition. The audio webcast, along with the supplemental presentation can be accessed on the Nayax investor relations website at Events.

Participants can join the conference call or webcast by using one of the dial-in numbers or clicking the webcast link below.

US Toll Free: 1-877-269-7751
International Toll Free: 1-201-389-0908
Israel Toll Free: 1-809-406-247

Webcast Link:
https://viavid.webcasts.com/starthere.jsp?ei=1640946&tp_key=2173b0e7b0

Following the conference call, a replay will be available until November 13, 2023. To access the replay, dial one of the following numbers below.

Replay Toll Free: 1-844-512-2921
Replay Toll International: 1-412-317-6671
Replay PIN Number: 13742341

The supplemental presentation and archive of audio webcast will be accessible on the Nayax investor relations website at Events.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including ongoing military conflicts in the region; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to the acquisition of Retail Pro, including but not limited to the financing for and payment of the acquisition and our ability to effectively and efficiently integrate the acquired business into our existing business; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 1, 2023 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, approximately 800 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com.

About Retail Pro International

Retail Pro International (“Retail Pro”) has a 30+ year brand history as a global leader in retail Point of Sale (“POS”) software and is recognized world-wide as a market leader for its rich functionality, multi-national capabilities, and unparalleled flexibility. Retail Pro offers an integrated platform and innovative retail software solution (branded as “Retail Pro”) to help retailers not only accept payments, but also optimize business operations and transform their customer experience with deep insights from integrated data. For more information, please visit www.retailpro.com.

Investor Relations Contact:
Virginea Stuart Gibson
Vice President, Investor Relations
virgineas@nayax.com

Public Relations Contact:
Courtney Tolbert
5W PR
ctolbert@5wpr.com